UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)

CAPRIUS, INC.
(Name of the Issuer)

CAPRIUS, INC.
VINTAGE CAPITAL GROUP, LLC
CAPAC CO.
THE FRED C. SANDS CHILDREN’S TRUST
THE FRED C. SANDS FAMILY REVOCABLE TRUST
FRED C. SANDS
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

14066K206
(CUSIP Number of Class of Securities)

Caprius, Inc. c/o Dwight Morgan, President 10 Forest Avenue Paramus, New Jersey 07562 (201) 342-0900
Vintage Capital Group, LLC
Capac Co.
The Fred C. Sands Children’s Trust
The Fred C. Sands Family Revocable Trust
Fred C. Sands
11611 San Vicente Blvd., 10th Floor
Los Angeles, California
(310) 979-9090

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Bruce A. Rich, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	Ronn S. Davids, Esq. Klee, Tuchin, Bogdanoff & Stern LLP 1999 Avenue of the Stars Los Angeles, California 90067 (310) 407-4000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing
Transaction valuation(1)	Amount of filing fee(2)
$913,696	$65.14

(1)
For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 14,056,865 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.065 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the total Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $_______
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Caprius, Inc.
Date Filed: December 22, 2010

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by (i) Caprius, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 Transaction (“Caprius”), (ii) Vintage Capital Group, LLC, a Delaware limited liability company (“Vintage”), (iii) Capac Co., a Delaware corporation and a newly-formed wholly-owned subsidiary of Vintage (“Merger Sub”), (iv) The Fred C. Sands Children’s Trust, which owns 15% of the membership interests of Vintage (the “Children’s Trust”), (v) The Fred C. Sands Family Revocable Trust, which owns 85% of the membership interests of Vintage (the “Family Trust”), and (vi) Fred C. Sands (“Mr. Sands”), the manager of Vintage and the trustee of the Children’s Trust and the Family Trust (the persons listed in (i) through (vi), collectively, the “Filing Persons.”)

This Schedule 13E-3 relates to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 10, 2010, among Caprius, Vintage, and Merger Sub.  The Merger Agreement, provides for Vintage to acquire Caprius through a merger of Merger Sub with and into Caprius (the “Merger”), with Caprius to be the surviving corporation and a wholly-owned subsidiary of Vintage.  Pursuant to the Merger Agreement at the effective time of the Merger (other than any shares owned by Vintage or Merger Sub, by Caprius as treasury stock, or by any Caprius stockholders who have properly exercised appraisal rights with respect to such shares), (i) each share of Caprius common stock, par value $0.01 per share (the “Common Stock”), shall be converted into the right to receive $0.065 per share, in cash, (ii) each share of Caprius Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred”), shall be converted into the right to receive an amount equal to $40.625 per share in cash, which represents the common-equivalent consideration for such Series E Preferred based on its current conversion ratio of 625 shares of Common Stock per share of Series E Preferred and the per common share merger consideration of $0.065, and (iii) each share of Caprius Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred”), shall be converted into the right to receive an amount equal to $6.50 per share in cash, which represents the common-equivalent consideration for such Series F Preferred based on its current conversion ratio of 100 shares of Common Stock per share of Series F Preferred and the per common share merger consideration of $0.065, in each case, without interest and less applicable withholding tax, and automatically be cancelled and retired.

Concurrently with the filing of this Schedule 13E-3, Caprius is filing with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of stockholders of the Company (the “Special Meeting”).  At the Special Meeting, the stockholders of Caprius will consider and vote upon a proposal to approve the Merger.  A copy of the Proxy Statement is filed as Exhibit (a)(1) to this Schedule 13E-3.  A copy of the Merger Agreement is filed as Annex A to the Proxy Statement.

The cross-references in this Schedule 13E-3 are being furnished pursuant to General Instruction G of Schedule 13E-3, and show the location in the Proxy Statement of the information required to be included herein in response to the items of Schedule 13E-3.  The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning Caprius was supplied by Caprius, and none of the other Filing Persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person other than Caprius was supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of any information not supplied by such other Filing Person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person, or any affiliate of a Filing Person, that Caprius is “controlled” by any other filing person, or that any filing person is an “affiliate” of Caprius within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.  Further, nothing contained in this Schedule 13E-3 is intended to alter the terms of any of the agreements entered into among any of the Filing Persons in connection with the Merger.

Item 1.     Summary

The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.     Subject Company Information

(a) Name and Address.  The subject company’s name and the address and telephone number of its principal executive office are as follows:

Caprius, Inc.
10 Forest Avenue
Paramus, New Jersey  07562
(201) 342-0900

(b) Securities.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Special Meeting—Record Date; Notice and Quorum”

The exact title of the subject class of equity securities is: Common Stock, $0.01 par value, Series E Convertible Preferred Stock, $0.01 par value, and Series F Convertible Preferred Stock, $0.01 par value.

(c) Trading Market and Price.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Market Price of Caprius Common Stock”

“Market Price of Caprius Common Stock”

(d) Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary—Market Price of Caprius Common Stock”

“Market Price of Caprius Common Stock”

(e) Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Certain Relationships- Purchases by Vintage”

Item 3.     Identity and Background of Filing Person(s)

(a) Name and Address.

Caprius, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference with respect to Caprius, Vintage and Merger Sub.

“Summary—The Parties to the Merger”

“The Parties to the Merger”

Mr. Sands is the manager of Vintage and the trustee of the Children’s Trust and the Family Trust.  His business address is c/o Vintage.  The business address of each of the Children’s Trust and the Family Trust is c/o Vintage.

(b) Business and Background of Entities.  The Children’s Trust owns 15% of the membership interests of Vintage.  The principal business of the Children’s Trust is to manage the assets of the Children’s Trust for the beneficiaries thereof.

The Family Trust owns 85% of the membership interests of Vintage.  The principal business of the Family Trust is to manage the assets of the Family Trust on behalf of the beneficiaries thereof.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Parties to the Merger”

“The Parties to the Merger”

During the past five years, none of Caprius, Vintage, Merger Sub, the Children’s Trust or the Family Trust has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

Mr. Sands is the trustee of each of the Children’s Trust and the Family Trust and the manager of Vintage.  The principal occupation or employment, presently and during the past 5 years, of Mr. Sands is to serve as the Chairman of Vintage Real Estate, LLC, a firm specializing in the acquisition and redevelopment of under-performing regional malls and large shopping centers, the Chairman of Vintage Fund Management, LLC, a private investment fund investing in established lower middle market businesses through structured growth equity investments, and manager of Vintage.

Mr. Sands is a U. S. citizen, and during the past five years he has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.     Terms of the Transaction

(a) Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger Agreement and Merger Consideration”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting-Vote Required”

“Special Factors-Material United States Federal Income Tax Consequences”

“Annex A—Agreement and Plan of Merger”

(c) Different Terms.  Not applicable.

(d) Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Appraisal Rights”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Dissenters’ Right of Appraisal”

“Appraisal Rights”

“Annex C—Section 262 of the Delaware General Corporation Law”

(e) Provisions for Unaffiliated Security Holders. No provisions have been made as part of this transaction to grant unaffiliated security holders access to the corporate files of the Filing Parties or to obtain counsel or appraisal services at the expense of the Filing Parties.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Securities Ownership of Certain Beneficial Owners and Management”

“Certain Relationships- Certain Relationships between Vintage and Caprius”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger Agreement and Merger Consideration”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”

“Special Factors-Purposes and Reasons by the Vintage Group for the Merger”

“The Merger Agreement”

“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors-Purposes and Reasons by the Vintage Group for the Merger”

“Special Factors-Financial Projections

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors”

“Certain Relationships”

“Annex A—Agreement and Plan of Merger”

Item 6.     Purpose of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Merger Agreement and Merger Consideration”

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement- Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Annex A—Agreement and Plan of Merger”

 (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Deregistration of Caprius Common Stock”

“Special Factors—Effect on the Company’s Business of the Merger is not completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors-Plans for the Company after the Merger”

“Annex A—Agreement and Plan of Merger”

Item 7.     Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary-Going Private Transaction”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage Group as to the Merger”

“Special Factors—Effects on the Company’s Business if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of Our Board of Directors”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage Group as to the Merger”

“Special Factors—Opinion of Hempstead & Co. Incorporated to the Special Committee”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage Group as to the Merger”

“Special Factors—Effects on the Company’s Business if the Merger is Not Completed”

“Special Factors- Plans for the Company After the Merger”

“Special Factors—Deregistration of Caprius Common Stock”

“The Merger Agreement-Agreements as to Caprius’ Interim Operations”

“Annex A—Agreement and Plan of Merger”

Item 8.     Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Hempstead & Co. Incorporated to the Special Committee”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage as to the Merger”

“Annex B—Opinion of Hempstead & Co. Incorporated”

The presentation dated November 10, 2010 prepared by Hempstead & Co. Incorporated for the Special Committee of Caprius, is attached hereto as Exhibit (c)(2), and incorporated by reference herein.

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Summary- Important Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Hempstead & Co. Incorporated to the Special Committee”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage as to the Merger”

“Annex B—Opinion of Hempstead & Co. Incorporated”

The presentation dated November 10, 2010 prepared by Hempstead & Co. Incorporated for the Special Committee of Caprius, is attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(c) Approval of Security Holders.  The affirmative vote of holders of a majority of the outstanding shares of Caprius Common Stock, together with the holders of the Series E Preferred and Series F Preferred, on an as-converted basis into Common Stock, voting as one class, is required to adopt the Merger Agreement. Approval of any adjournments or postponements of the Special Meeting to solicit additional proxies, if necessary or appropriate, requires the affirmative vote of holders of a majority of the voting shares present in person or by proxy and voting at the Special Meeting.  The vote of a majority of unaffiliated stockholders is not required under Delaware law and is not required by the Merger Agreement.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Special Meeting”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“The Merger Agreement —Conditions to Completion of the Merger”

“Special Factors—Purpose and Reasons by the Vintage Group for the Merger”

“Special Factors—Position of the Vintage as to the Merger”

“Annex A—Agreement and Plan of Merger”

(d) Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“Special Factors— Opinion of Hempstead & Co. Incorporated to the Special Committee”

“Annex B—Opinion of Hempstead & Co. Incorporated”

(e) Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“The Merger Agreement—Special Meeting of Caprius Stockholders; Recommendation of the Board”

(f) Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“The Merger Agreement —Solicitation of Other Offers”

“The Merger Agreement-Termination of the Merger Agreement”

Item 9.     Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary-Important Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“Special Factors— Opinion of Hempstead & Co. Incorporated to the Special Committee”

“Annex B— Opinion of Hempstead & Co. Incorporated”

The presentation dated November 10, 2010 prepared by Hempstead & Co. Incorporated for the Special Committee of Caprius, is attached hereto as Exhibit (c)(2), and incorporated by reference herein.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary-Important Considerations”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and of the Board of Directors”

“Special Factors—Opinion of Hempstead & Co. Incorporated to the Special Committee”

“Annex B—Opinion of Hempstead & Co. Incorporated”

“The Merger Agreement-Fees and Expenses”

(c) Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Caprius during its regular business hours by any interested holder of its common stock or preferred stock, or representative who has been so designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration

(a) Source of Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”

“Annex A—Agreement and Plan of Merger”

(b) Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—Conditions to the Completion of the Merger”

“The Merger Agreement—Conditions to the Completion of the Merger”

“Annex A—Agreement and Plan of Merger”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Limited Remedies”

“Special Factors-Fees and Expenses”

“Annex A—Agreement and Plan of Merger”

(d) Borrowed Funds.  Not applicable.

Item 11.      Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Securities Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions.  Vintage owns a warrant to purchase a number of shares of Common Stock equal to up to 40% of the outstanding Common Stock on a fully-diluted basis (the “Vintage Warrant”).  Vintage expects to exercise the Vintage Warrant prior to the record date for the Special Meeting; however, Vintage agreed in the Merger Agreement to limit its exercise of the Vintage Warrant for purposes of the approval of the Merger and the Merger Agreement to not more than 40% of Caprius’ voting stock as of the record date of the Special Meeting.

Item 12.      The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary—The Special Meeting”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors-Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“The Special Meeting-Our Board’s Recommendation”

“The Merger Agreement-Special Meeting of Caprius Stockholders; Recommendation of the Board”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors-Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“The Special Meeting-Required Vote”

Item 13.      Financial Statements

(a) Financial Information.

“Summarized Financial Information”

“Where You Can Find More Information”

 (b) Pro Forma Information. Not applicable.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Persons Making the Solicitation”

“The Merger Agreement-Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting-Persons Making the Solicitation”

“The Merger Agreement-Fees and Expenses”

Item 15.      Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16.      Exhibits

(a)(1)	Preliminary Proxy Statement of Caprius, Inc. incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 22, 2010 (the “Proxy Statement”).
(a)(2)	Letter to Stockholders of Caprius, Inc. incorporated herein by reference to the Proxy Statement.
(a)(3)	Notice of Special Meeting of Stockholders of Caprius, Inc. incorporated herein by reference to the Proxy Statement.
(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.
(c)(1)	Opinion of Hempstead & Co. Incorporated, incorporated herein by reference to Annex B of the Proxy Statement.
(c)(2)	Presentation of Hempstead & Co. Incorporated to the special committee of Caprius, Inc., dated November 10, 2010.
(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2010, by and among Caprius, Inc., Vintage Capital Group LLC and Capac Co., incorporated herein by reference to Annex A to the Proxy Statement.
(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

CAPRIUS INC.

Date: December 22, 2010	By: /s/ Dwight Morgan
Name: Dwight Morgan
Title: President and CEO

VINTAGE CAPITAL GROUP, LLC

Date: December 22, 2010	By: /s/ Fred C. Sands
Name: Fred C. Sands
Title: Manager

CAPAC CO.

Date: December 22, 2010	By: /s/ Mark Sampson
Name: Mark Sampson
Title: President

Date: December 22, 2010	THE FRED C. SANDS CHILDREN’S TRUST

By: /s/ Fred C. Sands
Name: Fred C. Sands
Title: Trustee

THE FRED C. SANDS FAMILY REVOCABLE TRUST

Date: December 22, 2010	By: /s/ Fred C. Sands
Name Fred C. Sands
Title: Trustee

Date: December 22, 2010	/s/ Fred C. Sands Fred C. Sands